Mail Stop 3561

May 25, 2010

Via U.S. Mail and Fax (313) 235-0930

Anthony F. Earley, Jr.
Chairman and Chief Executive Officer
DTE Energy Company
One Energy Plaza
Detroit, Michigan 48226-1279

      Re: DTE Energy Company
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 23, 2010
              Definitive Proxy Statement on Schedule 14A
              Filed March 29, 2010
              File No. 001-11607

Dear Mr. Early:

      We have reviewed your filings and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

Utility Operations, page 31

Impact of National and Regional Economic Conditions, page 32

1. We note your statements in the second paragraph on page 32 that Detroit Edison
experienced decreases in sales predominantly in the industrial class, and that
MichCon's revenues were lower primarily due to lower natural gas costs and
customer conservation. Please expand your disclosure here, and elsewhere as
appropriate, to address why these changes occurred, and whether you believe they
are trends that will have, or are reasonably likely to have, a material impact on
your revenues or income or result in your liquidity decreasing or increasing in any
material way. For guidance please refer to Instruction 4 to Item 303(a) of
Regulation S-K and SEC Release No. 33-8350.

2. Please expand your disclosure in the second paragraph on page 32 to describe the
regulatory mechanisms you expect to utilize that "will decouple [your] revenue
levels from sales volumes." We note that you make a similar reference to the
"revenue decoupling mechanism" on page 39.

Item 8. Financial Statements and Supplementary Data, page 63

Controls and Procedures, page 64

3. You state that your Chief Executive Officer and Chief Financial Officer
concluded that your disclosure controls and procedures are effective in providing
reasonable assurance that information required to be disclosed in your reports
filed under the Exchange Act is recorded, processed, summarized and reported
within the required time periods. Please revise to clarify, if true, that these
officers also concluded that your disclosure controls and procedures are also
effective to ensure that information required to be disclosed in the reports that you
file or submit under the Exchange Act is accumulated and communicated to your
management, including your principal executive and principal financial officer, to
allow timely decisions regarding required disclosure. Refer to Exchange Act Rule
13a-15(e). Alternatively, you may simply state that the officers concluded that
your disclosure controls and procedures are effective.

Definitive Proxy Statement on Schedule 14A Filed March 29, 2010

Corporate Governance, page 7

4. Please expand your disclosure on page 7, or elsewhere as appropriate, to address whether, and if so how, your Corporate Governance Committee considers diversity in identifying nominees for director. We note your statement in the fourth paragraph on page 7 that diversity is a factor in Board nominee selection, but you do not address how this factor is considered. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Certain Relationships and Related Transactions, page 20

5. We note your discussion on page 20 that you have policies in place to address related-party transactions, and that employees, officers and directors are obligated to report conflicts or potential conflicts of interest. However, you do not describe the standards to be applied in the review, approval or ratification of related party transactions. Please revise. Refer to Item 404(b) of Regulation S-K.

Executive Compensation, page 44

Annual and Long-Term Incentive Plans, page 47

6. We note that you did not disclose all of the targets upon which you base your NEO's payout under your annual incentive plan and you disclosed none of the targets, or "minimum levels of performance", under your long-term incentive plan. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please provide us with a detailed analysis of the basis upon which you made your determination. Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04 available on our website.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our

Anthony F. Earley, Jr.
DTE Energy Company
May 25, 2010
Page 4

comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director